Exhibit 12

CVB Financial Corp.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Earnings excluding interest on deposits (1):
Earnings Before Taxes	$114,693	$120,804	$86,739	$89,249	$85,748
Fixed Charges	21,247	28,296	41,946	65,510	104,869

	$135,940	$149,100	$128,685	$154,759	$190,617

Preferred dividends (2):	$—		$—	$5,827	$774
Fixed charges (1):
Interest on borrowings	$19,361	$26,331	$39,719	$63,539	$103,038
Amortization of debt expense	—	—	—	—	120
Interest portion of rental expense	1,886	1,965	2,227	1,971	1,711

	$21,247	$28,296	$41,946	$65,510	$104,869

Ratio of earnings to fixed charges, excluding interest on deposits	6.40	5.27	3.07	2.36	1.82

Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	6.40	5.27	3.07	2.27	1.81

Earnings including interest on deposits (1):
Earnings Before Taxes	114,693	120,804	86,739	89,249	85,748
Fixed Charges	27,158	37,004	60,199	90,466	140,670

	141,851	157,808	146,938	179,715	226,418

Preferred dividends (2):	$—	$—	$—	$5,827	$774
Fixed charges (1):
Interest on deposits	5,911	8,708	18,253	24,956	35,801
Interest on borrowings	19,361	26,331	39,719	63,539	103,038
Amortization of debt expense	—	—	—	—	120
Interest portion of rental expense	1,886	1,965	2,227	1,971	1,711

	27,158	37,004	60,199	90,466	140,670

Ratio of earnings to fixed charges, including interest on deposits	5.22	4.26	2.44	1.99	1.61

Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	5.22	4.26	2.44	1.92	1.60

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.